April 30, 2010

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, D.C. 20549-4561
Attention:  Mr. Michael Clampitt

Re:	Community West Bancshares, Goleta, California
Pre-Effective Amendment No. 2 to Form S-1 (File No. 333-165817)

Dear Mr. Clampitt:

Community West Bancshares., a California corporation (the “Company”), is submitting this letter in response to your letter to Ms. Lynda J. Nahra dated April 22, 2010, regarding the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010 (the “Registration Statement”) and as amended by the Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on April 16, 2010. Contemporaneously herewith, the Company has also filed a pre-effective amendment to the Registration Statement (the “Amendment No. 2”) which further amends the Registration Statement to address the comments contained in your letter.

In addition, please be advised that the Company’s Board of Directors has determined to increase the size of the Offering from $6,600,000 to $8,800,000 and to increase the conversion price of the Debentures from $3.00 to $3.50, if converted prior to July 1, 2013.  To allow shareholders to subscribe for the additional principal amount of Debentures now being offered in the Rights Offering, the Basic Subscription Privileges have been changed to now permit shareholders to subscribe for $1,000 in principal amount of Debentures for every 750 shares of Common Stock held on the record date, rather than for every 1,000 shares of Common Stock as previously proposed in prior drafts. In addition, because of the expansion of the Offering and the change in the structure of the Rights, the Board has determined to set a new record date of April 30, 2010, which is reflected in this Amendment No. 2.  The additional registration fees incurred in connection with this change has been paid concurrent with the filing of the Amendment No. 2.

Securities Exchange Commission
April 30, 2010

Amendment No. 1 to Registration Statement on Form S-1 filed April 16, 2010

General

1.
Please disclose in a Q/A, Risk Factor and/or elsewhere as appropriate how you anticipate making interest payments on the Debentures considering the limited amount of funds you anticipate retaining from the offering, the limited amount of liquid assets (i.e. cash and cash equivalents on the parent company only balance sheet) you hold and the fact that Community West Bank cannot legally pay you dividends at this time.  Additionally, disclose how you considered your obligation to pay other material operating expenses, for example, TARP CPP-Preferred dividends on your Perpetual Preferred Stock.

Response

The Amendment No. 2 includes a separate Question and Answer section entitled “How do you anticipate making interest payments on the Debentures?” which describes the Company’s expectation that the $3.0 million retained by the Company from the Offering (assuming a maximum of $8.0 in principal amount of Debentures is sold), together the with Company’s liquid assets and the anticipated tax benefits that result from the interest payments will be sufficient to cover dividend payment obligations on the Company’s Series A Preferred Stock issued to the U.S. Treasury as well as the interest payment obligations on all Debentures through December 31, 2012, during which time the Company fully expects the Bank to generate sufficient net profits to resume dividend payments to the Company to cover these payment obligations.  Corresponding changes were made to the Risk Factor “We rely on the dividends we receive from the Bank” on page 14, the Risk Factor “We are a holding company, and we may not have access to the cash flow and other assets of the Bank that may be needed to make payments principal and interest on the Debentures” on page 17, and the section entitled “DESCRIPTION OF DEBENTURES – Interest Payments” on page 32.   For your convenience, this new Question and Answer section appears below:

“Q:	How do you anticipate making interest payments on the Debentures?

A:
We believe that our liquid assets as of December 31, 2009 (i.e., cash and cash equivalents on an unconsolidated basis), when added to the $3,000,000 we anticipate retaining and the potential tax benefits associated with the interest payments on the Debentures, will cover our annual dividend payment obligations on our outstanding Series A Preferred Stock ($780,000) and the Company’s annual interest payment obligations on all Debentures ($720,000 before anticipated tax benefits associated therewith) through December 31, 2012.   However, although the Bank is currently prohibited from paying dividends to the Company, we anticipate that the Bank will eventually generate net profits in an amount sufficient to pay dividends to the Company to cover both our dividend and interest payment obligations, and if not, we anticipate seeking regulatory approval to permit the Bank to pay dividends to the Company to cover these payment obligations at such time.  No assurances, however, can be provided that the Bank will generate sufficient net profits to permit the Bank to pay dividends to us to cover our dividend and interest payment obligations and, if not, no assurances can be provided that the Bank’s regulators will approve any request to permit the Bank to pay sufficient dividends to the Company.”

Securities Exchange Commission
April 30, 2010

Q:	What if the Company misses an interest payment?

2.
We note your response to comment 2 of our letter dated March 31, 2010.  Please revise this Q/A to include the information disclosed under the “Interest Payments” section on page 31.  Specifically, please clearly disclose that under the terms of the Debentures you may defer interest payments if Community West Bank “is prohibited from declaring and paying dividends to the Company in an amount sufficient to cover interest payments on all Debentures.”  This fact should also be included in your Risk Factors section where appropriate.

Also include in this Q/A that all deferred interest will be payable without demand.

Response

This Question and Answer has been revised to clearly disclose that the Company may defer interest payments without such deferral constituting an event of default thereunder if the Bank is prohibited from paying dividends to the Company in an amount sufficient to cover the Company’s interest payment obligations on all Debentures and that interest payments following the deferral period will be payable without demand.   Corresponding changes were also made the Risk Factor “We are a holding company, and we may not have access to the cash flow and other assets of the Bank that may be needed to make payments principal and interest on the Debentures,” on page 17 and the section entitled “DESCRIPTION OF DEBENTURES – Interest Payments” on page 32.   For your convenience, this new Question and Answer section appears below:

“Q:	What if the Company misses an interest payment?

A:
Interest payments on the Debentures will be calculated through the last day of each calendar quarter and are payable quarterly by January 15, April 15, July 15 and October 15 of each year.  An event of default under the Debentures with respect to the failure to pay interest when due does not occur unless we fail to pay interest for two successive quarters and such failure does not result from our compliance with any law, regulation, policy, pronouncement, statement or action of any regulatory agency with authority over the Company or the Bank.  In addition, we may defer interest payments without such deferral constituting an event of default under the Debentures if the Bank is prohibited from declaring and paying dividends to us in an amount sufficient to cover interest payments on all Debentures.  Therefore, there is the potential that we will not make interest payments on the Debentures if we are prohibited from doing so or the failure to make interest payments when due results from our compliance with any such law, regulation, policy, pronouncement, statement or action of any regulatory authority.  In addition, during the period that we do not make any such interest payments, the missed interest payments will not accrue interest. Following the deferral period, all deferred interest will be payable without demand.”

Securities Exchange Commission
April 30, 2010

Please note that the following corresponds to the numbered items listed in your comment letter (capitalized terms not otherwise defined herein shall have the same meanings ascribed to them in the Registration Statement, as amended) (all page references below correspond to the Amendment No. 2).

If you have any questions regarding the foregoing, please contact the undersigned at (805) 692-5821).

Very truly yours,

/s/ Charles G. Baltuskonis

Charles G. Baltuskonis
Executive Vice President and Chief Financial Officer

cc:	William R. Peeples, Chairman of the Board of Directors, Community West Bancshares
Lynda J. Nahra, President and Chief Executive Officer
Arthur A. Coren, Esq.; Horgan, Rosen, Beckham and Coren, LLC
Khoi D. Dang, Esq., Horgan, Rosen, Beckham and Coren, LLC